Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: February 13, 2014

EuroBusiness Media (EBM): Publicis Groupe, the world’s third largest advertising and communications group reports results for 2013. Maurice Lévy, welcome. What are your comments on the group’s overall results for 2013?

Maurice Lévy: It’s a record year. It’s one of these fantastic years where you hit all the marks. We have raised our margin by 40 basis points. We have increased our net profit by 11.5%. We have increased our free cash flow by 19%, and we have decided to increase our dividend by 22.2% and our payout ratio will be at 30%, en route for the 35% we announced. There is only a small cloud in the landscape which is our growth for Q4, which has not been at the level we expected and unfortunately this is due to emerging markets and particularly China. We are over-exposed in luxury goods and luxury clients, and they have suffered in the 4th quarter and there have been a lot of postponements or cuts in budgets. This is not the sign of something which will last, it is just something extremely temporary so we have no worry about the future, we feel extremely good. The only problem has been this Q4 organic growth. But when you look at all these numbers, we feel extremely, extremely good and very happy and I want to thank all our people for their hard work, and our clients for their confidence.

EBM: What are your comments on the evolution of your margin, which excludes the merger cost?

Maurice Lévy: The merger cost represents 38 million and we have established our numbers without the merger cost in order to show the performance by itself. What is interesting is in fact two very important aspects. The first one is that despite a fourth quarter which is a little bit sluggish, and the fact that our full-year organic growth is moderate at 2.6%, we have been able to demonstrate how good is our business case and how solid our model is. We are delivering a 40 basis point improvement in our margin despite this sluggish environment and this moderate growth. On top of that, there is another aspect, which will be explained to the analysts shortly, which is the fact that we are measuring all the time the impact of new acquisition on our margin because we have to improve the margin of the acquired operation. And this impact is 30 basis points. Which means that we could have also improved our margin by 30 basis points, which is a good thing for the future.

EBM: What is your outlook for 2014? What are some of the sectors where you’re hearing positive signals from clients? And do you feel that the rebound is really there?

Maurice Lévy: ZenithOptimedia is forecasting 5.3% organic growth for the media. Which translates into 3.5% in revenue of the agencies. The key market which will show some very good growth is the US with 4.7%, China with +10%, Brazil +5%, UK +6%, Eurozone unfortunately will be below 1%. So when you look at these numbers you feel more confident about the geographic breakdown and the fact that all the regions are contributing to growth. The key issue, and the only one that we still see as a possible problem for the future, is the issue of luxury goods. We believe that this will be impacted for still a few months in China, but not much more than that. When you look now at the key drivers, there is this incredible driver which is Digital. I just remind you that in 2013 our Digital operation for the full year has reached 38.4% and a growth of 13.9%. If we look at only at Q4, we reach a level of 40.4% in revenue, and 20.1% of organic growth. So this shows clearly that the way we have anticipated the shift to Digital has been good, and all our investments in Digital are very good investments for our shareholders. So we feel very good about this. And when I look at the forecasts for 2014 I think that there are two aspects on which I will insist. The first one is that we will still be insisting on growth and we believe that we will be North of 4%. And regarding the margin, we are still targeting a new improvement, maybe not as big as the 40 basis points that we got last year, but a new improvement in our margin. So I feel good.

EBM: What is your progress report on the ongoing merger of equals with Omnicom and what do you say to analysts who feel that your are underestimating the synergies and overestimating the client loss impact?

Maurice Lévy: We are not overestimating the client loss impact because we do believe that we will not lose one single client. We think that what we are offering with this merger is something which is in the interest of our people, in the interest of our clients. And in the interest obviously of our shareholders. So I feel extremely comfortable with the concept of the merger of equals and I feel extremely good about what we have prepared and developed. Now regarding the progress there are areas that we can control and there are areas which are out of our control. We have a kind of series of hurdles that we have to jump over, and all these are administrative hurdles. We have to go through the anti-trust operations and we got 14 of the 15 that we were expecting to get. The last one is the one with China. And our conversations with the Chinese authorities are very good and we don’t anticipate any major problem. We think that conversations are constructive. The questions that they are putting to us are accurate and sensible and we are doing everything we can to give them the reassuring answers. So we feel good. Then there is what we have to do with the SEC, the AMF, etc. — AFM more than AMF. And for that we need to close the books of this year. We need to translate them into US GAAP. Omnicom has to translate them into IFRS. Then we have to get the auditors certification and to file. Then how much time it will take – nobody knows exactly. There is no major complexity in any of this. There is only something which is a long process and for which a lot of decisions are totally out of our control. We have given guidance which we thought was right because we are quite aggressive in timing, which was before the end of H1 of this year. We still believe that it can be the end of Q2 but it could also be the beginning of Q3. Nobody knows exactly and it’s very difficult to know.

EBM: Some analysts believe that you are going to become even more aggressive in terms of return of cash to shareholders. Should they have reason to believe this?

Maurice Lévy: Omnicom has a long history of returning a lot of cash through higher dividends than what Publicis was delivering, and share buy-back programmes. When you look at Publicis, our history has been a little bit of share buy-backs and we have bought all the shares of Dentsu, and a dividend that was a little bit moderate. We made the decision to increase our dividend and the pay-out ratio to 35%. We are en route for this 35% at 30% this year, so we are sticking to our word. Clearly, when you look at the cash that we are generating, it will be, I guess, the responsibility of the Board to decide what to do with it. I would be surprised if we did not see a good return for the shareholders through a better dividend, probably in the region of 35%. I don’t know what the Board will decide and the AGM and certainly they will decide to return more cash to the shareholders through share buy-backs, and all this will be decided after the merger, but I’m quite confident that it will be good for the shareholders.

EBM: Big Data seems to be the next Eldorado, but competition is becoming fiercer. What do see as the advantages of the agencies in order to capture their lion’s share of that market?

Maurice Lévy: Fairly simple. Data is about targeting. If someone knows exactly what targeting means, it’s clearly the agencies. This is what we are doing for our clients since day 1, when we invented the role of an Ad Agency. Understanding the consumers, understanding their behaviour, understanding the brand and understanding the kind of message which is right for the consumer, is clearly our core metier. This is what we are doing day and night, every single day of the year. I don’t see who is better positioned than an Ad Agency to crunch the right numbers, to understand the behaviour of the consumer, and to deliver the right message at the right time to the right consumer. I don’t see why some people are thinking that there might be some other competitors in that field. If an advertiser wants to have the right message to the right person at the right time, it is clearly with its partner, the advertising agency.

EBM: Where does your DNA of creativity fit into this equation? In other words, if you are going to be competing more and more in the data space, aren’t you running the risk somehow of neglecting what sets you apart: the creativity aspect of the agency versus other types of players?

Maurice Lévy: Crunching the data is not only some clever algorithm. Clearly you can have -and PhD’s are in all the companies - we have a lot of PhDs doing this kind of job and we are extremely happy to have them and very proud that we have been able to attract them. But what is important is what Einstein has said: “Imagination is more important that knowledge”. We have the imagination. We have the ideas. This is our DNA. This is what we do for a living. This is what we do every single day on every single aspect. That’s the reason why we are going into territories where others do not go. If it was so easy to put under two or three algorithms how to develop an idea, how to reach a consumer, I can guarantee you that already there would have been a lot of computers on Earth trying to do our job. But there is something that they can’t do and that is the sensitivity, the antennae, to understand human beings. And human beings have a human soul.

EBM: And lastly, when the merger is complete, when you do resume some M&A activity, will your priority still be to increase your Big Data analytics capabilities through acquisitions?

Maurice Lévy: The key reason for the merger is obviously to be able to bring our client to tomorrow. And Big Data is at the core of what tomorrow will be. So it is extremely important that we build a Big Data capability. Will it be through organic? Acquisition? This is yet to be discussed and we are discussing this with Omnicom and it’s not something that we have on the agenda every single day, because there are a lot of other things that we have to do, but it is on our agenda, and we will see if we can avoid making acquisitions we will avoid making acquisitions. We don’t have an addiction to acquisitions. We have an addiction to performance and that is what we want to do. We want to perform for our clients, we want to see our clients growing and winning and we want to perform for ourselves, for our people. We want our people to be proud and to benefit from our performance and obviously for our shareholders, everything we are doing is something that has to benefit to all our stakeholders. Clients first, people second, third the shareholders, who will benefit from everything we do.

EBM: Maurice Lévy, CEO of Publicis Groupe, thank you very much.

Maurice Lévy: Merci, thank you!

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.